UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

ZAIS GROUP HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98887G106

(CUSIP Number)

Christian Zugel

Two Bridge Avenue, Suite 322

Red Bank, NJ 07701

(732) 530-3610

Copy to:

Howard Steinberg

ZAIS Group, LLC

Red Bank, NJ 07701

(732) 530-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40421A104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian Zugel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,131,250 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,131,250 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,250 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (1)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The shares reported above include 831,250 Class A Shares that could be acquired on April 3, 2017 if the Reporting Person elected to exchange an equal number of Class A Units of ZAIS Group Parent, LLC in accordance with the terms of the Exchange Agreement described in Item 4.Notwithstanding his rights under the Exchange Agreement, the Reporting Person disclaims beneficial ownership of such Class A Shares as the Audit Committee of the Issuer has discretion to determine whether the Reporting Person receives Class A Common Stock, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement.

(2) The amount in row 11 does not include an aggregate of 187, 498 Class A Shares currently held and 411,250 Class A Shares that could be acquired on April 3, 2017 under the Exchange Agreement by two trusts that are governed by an independent trustee and by the Reporting Person’s spouse. The Reporting Person disclaims beneficial ownership of all such shares for the additional reason that he does not have or share voting or investment power over such shares.

(3) The percentage of beneficial ownership reflected in this Statement is based upon 13,900,917 Class A Shares outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2016, as would be adjusted to reflect the issuance of 831,250 Class A Shares that could be issued if the Reporting Person exercised his rights under the Exchange Agreement on April 3, 2017.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates are the Class A Common Stock, par value $0.0001 per share (“Class A Shares”), of ZAIS Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Bridge Avenue, Suite 322 Red Bank, NJ 07701.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Christian Zugel (the “Reporting Person”).

(b) Residence or Business Address:

The Reporting Person’s business address is Two Bridge Avenue, Suite 322 Red Bank, NJ 07701.

(c) Present Principal Occupation and Employment:

The Reporting Person is the Issuer’s Chairman and Chief Investment Officer.

(d) Criminal Convictions:

The Reporting Person has not been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

The Reporting Person is a citizen of the Federal Republic of Germany

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

This Statement is being filed to reflect the fact that the Reporting Person could acquire 831,250 Class A Shares if (1) he elected to exchange an equal number of Class A Units (“Class A Units”) of ZAIS Group Parent, LLC (“ZGP”) under the terms of the Exchange Agreement described below and (2) if the Audit Committee of the Issuer elected, in its discretion, to settle such exchange in Class A Shares, rather than in cash or a combination of cash and Class A Shares. Since the Reporting Person’s ability to receive Class A Shares upon any exchange of Class A Units under the Exchange Agreement is subject to the discretion of the Issuer’s Audit Committee, he disclaims beneficial ownership of such Class A Shares.

The Reporting Person is (i) the founder of ZAIS Group, LLC, the Issuer’s operating subsidiary; (ii) the holder, in his capacity as voting trustee of the Class B Voting Trust, of 100% of the Company’s Class B Common Stock (which provides the Reporting Person effective voting control over matters put to a vote of the Issuer’s shareholders, including the election of directors); (iii) the Chairman of the Board of Directors of the Issuer (the “Board”); and (iv) the

Issuer’s Chief Investment Officer. As the Issuer has previously disclosed, it has been undertaking a strategic review of its business and has retained Berkshire Capital Securities LLC as its financial advisor. In connection with such strategic review, the Reporting Person has discussed with the Board, and may in the future discuss, the possible sale or acquisition of assets, a merger or other business combination or other similar strategic transaction to enhance shareholder value. In addition, the Reporting Person has considered and discussed with the Board, and may in the future consider and discuss with the Board, terminating the registration of the Class A Shares under the Act so as to cease periodic and other public company compliance and reporting obligations, if the Issuer is then eligible to do so, or engaging in transactions or other acts designed to make the Issuer so eligible, including, but not limited to, a going private transaction effected through a merger or reorganization involving the Issuer, and/or a tender offer for the Class A Shares. In addition, the Reporting Person has discussed, and may continue to discuss, directly with the Issuer’s major shareholders, principally d.Quant Special Opportunities Fund, L.P. and its general partner, Neil Ramsey, potential strategic alternatives designed to return liquidity to the Issuer’s shareholders, including the transactions referred to above as well as transactions which would provide liquidity to the Issuer’s shareholders other than the Reporting Person and entities affiliated with Neil Ramsey. There is no assurance that any of the alternatives that have been discussed, reviewed and considered will be pursued and if pursued will be consummated.

The Class B Common Stock holds no economic interest in the Issuer and is not registered under the Exchange Act or listed on any securities exchange.

Other than as described in this Item 4 above, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Statement is incorporated herein by reference.

(c) None

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

On March 17, 2015, the Issuer completed a business combination (the “Business Combination”) with ZGP pursuant to the Investment Agreement, dated as of September 16, 2014 (as amended on October 31, 2014 and March 4, 2015, the “Investment Agreement”), by and among Issuer, ZGP and the members of ZGP (or the “ZGP Founder Members”). The Investment Agreement provided for Issuer, in exchange for newly issued Class A Units, to contribute $78.2 million in cash to ZGP and transfer all of the outstanding shares of Issuer’s Class B Common Stock to the ZGP Founder Members on a pro rata basis which Class B Common Stock was immediately deposited into the ZGH Class B Voting Trust (the “Class B Voting Trust”), of which the Reporting Person is the sole trustee.

The Class B Common Stock holds no economic interest in the Issuer and is not registered under the Exchange Act or listed on any securities exchange.

The description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the text of the Investment Agreement which is included as Exhibit 99.1 and Exhibit 99.2 to this Statement and incorporated herein by reference.

Exchange Agreement

On March 17, 2015, in connection with the closing of the Business Combination, the Issuer, ZGP, the Company Unitholders (as defined therein, but which include the Reporting Person) and the Reporting Person, as trustee of the

Class B Voting Trust, entered into an exchange agreement (as amended on July 21, 2015, the “Exchange Agreement”). The Exchange Agreement entitles each ZGP Founder Member, including the Reporting Person, to exchange Class A Units for either (at the Issuer’s option):

•	a number of Class A Shares equal to the exchange rate (which initially will be one-to-one, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and certain other transactions that would cause the number of outstanding Class A Shares to be different than the number of Class A Units),
•	cash in an amount equal to the fair market value of the Class A Shares subject to exchange, or
•	a combination of Class A Shares and cash, as described above.

The Exchange Agreement provides that the Issuer’s determination under the Exchange Agreement of the method used for settlement of the exchange (i.e., stock, cash or a combination thereof) shall be made by the Issuer’s Audit Committee.

The Reporting Person is entitled to exercise his exchange rights for the first time on April 3, 2017 and subsequently thereafter on the first business day of each fiscal quarter of the Issuer. Accordingly, if he does not exercise on April 3, 2017 he will not beneficially own in excess of 5% of the Class A Common Stock, under Section 13(d) of the Act, as amended, until May 4, 2017, which is the date 60 days prior to the first business day of the next fiscal quarter. In addition, during any 12-month period after the second anniversary of the closing of the Business Combination, the Reporting Person is subject to further limitations on exchange. During any such 12-month period, the Reporting Person may only exchange up to 25% of the aggregate number of Class A Units held as of the first day of such 12-month period in which the exchange occurs. This limitation will expire after the first exchange date at which the Reporting Person no longer holds Class A Units exceeding 10% of the maximum number of Class A Units previously held by the Reporting Person.

The Exchange Agreement provides for exceptions to these limitations on exchange rights. After the second anniversary of the closing of the Business Combination, the limitations on exchange rights of the Reporting Person can be waived by the Compensation Committee of the Issuer’s Compensation Committee.

Under the Exchange Agreement, holders of Units also have the right to exchange their Units for Class A Shares upon a change of control of the Issuer, regardless of when that change of control occurs. A change of control includes a sale, lease or transfer of all or substantially all of the Issuer’s assets, including a sale of all Class A Units held by the Issuer; a person or group of persons (within the meaning of Section 13(d) of the Act) becoming the beneficial owner of a majority of the Issuer’s voting securities (excluding a group that includes Christian Zugel, his affiliates or the Class B Voting Trust) and a merger after the consummation of which members of the Board do not comprise at least a majority of the board of directors of the resulting entity or the Issuer’s voting securities do not represent a majority of the voting securities of the resulting entity.

The Exchange Agreement also provides that a holder of Units will not have the right to exchange Units if ZGP or the Issuer reasonably determines that such exchange would be prohibited by law or regulation or would violate the ZGP LLC Agreement or other agreements of the Company or ZAIS Group to which the holder of Units may be subject. ZGP or the Issuer may impose additional restrictions on exchanges that it determines are necessary or advisable so that ZGP is not treated as a “publicly traded partnership” for United States federal income tax purposes.

The description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the text of the Exchange Agreement which is included as Exhibit 99.3 and Exhibit 99.4 to this Statement and incorporated herein by reference.

Class B Voting Trust Agreement

On March 17, 2015, in connection with the closing of the Business Combination, the ZGP Founder Members, including the Reporting Person, and the Issuer entered into a voting agreement for the Class B Voting Trust (the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement and in his capacity as trustee of the Class B Voting Trust, the Reporting Person has voting power over the shares of Class B Common Stock held in the Class B Voting Trust. Each share of Class B Common Stock is entitled to 10 votes and there are currently

20,000,000 shares of Class B Common Stock outstanding. Consequently, in his capacity as trustee of the Class B Voting Trust, the Reporting Person has effective voting control of the Issuer. The Class B Common Stock holds no economic interest in the Issuer and is not registered under the Exchange Act or listed on any securities exchange. The description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by the text of the Voting Trust Agreement, as amended. The Voting Trust Agreement is included as Exhibit 99.5 to this Statement and incorporated herein by reference.

Registration Rights Agreement

On March 17, 2015, the Issuer and the Founder Members, including the Reporting Person, entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company granted registration rights to the ZGP Founder Members, including the Reporting Person, and other holders of Class A Units with respect to Class A Shares to be issued upon exchange of the Class A Units pursuant to the Exchange Agreement. A demand registration must be for securities reasonably expected to result in aggregate gross proceeds in excess of $20 million and is otherwise subject to the conditions set forth in the Registration Rights Agreement. The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the text of the Registration Rights Agreement, which is included as Exhibit 99.6 to this Statement and incorporated herein by reference.

` Except for the information set forth herein, or incorporated by reference, in Item 4 and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
99.1	Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Stated on Schedule 14A (File No. 001-35848), filed with the United States Securities and Exchange Commission (“SEC”) on January 16, 2015).
99.2	Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).
99.3	Exchange Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc., ZAIS Group Parent, LLC, the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee (solely in his capacity as the trustee) of the ZGH Class B Voting Trust (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).
99.4	First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).
99.5	Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and ZAIS Group Holdings, Inc. (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).
99.6	Registration Rights Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).
99.7	Power of Attorney of Christian Zugel regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Christian Zugel with the Securities and Exchange Commission on March 19, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Christian Zugel

By: /s/ Thomas P. Conaghan

Thomas P. Conaghan

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
99.1	Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Stated on Schedule 14A (File No. 001-35848), filed with the United States Securities and Exchange Commission (“SEC”) on January 16, 2015).
99.2	Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).
99.3	Exchange Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc., ZAIS Group Parent, LLC, the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee (solely in his capacity as the trustee) of the ZGH Class B Voting Trust (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).
99.4	First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).
99.5	Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and ZAIS Group Holdings, Inc. (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).
99.6	Registration Rights Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).
99.7.	Power of Attorney of Christian Zugel regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Christian Zugel with the Securities and Exchange Commission on March 19, 2015).